SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003.
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 20, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.



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                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")
--------------------------------------------------------------------------------

1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828


2.   Date of Material Change

     March 20, 2003


3.   Press Release

     A press release dated March 20, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.


4.   Summary of Material Change(s)

     Please see attached press release for details.


5.   Full Description of Material Change

     Please see attached press release for full details.


6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable


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                                      - 2 -

7.   Omitted Information

     Not Applicable


8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828


9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.



DATED at Vancouver, British Columbia, this 20th day of March, 2003.



                                           /s/ William Lee
                                           -------------------------------------
                                           William Lee, Chief Financial Officer


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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR - OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                      March 20, 2003


            SOIL GRID EXPANDS TARGET SIZE AT NAVIDAD SILVER DISCOVERY
                              PATAGONIA, ARGENTINA


IMA Exploration Inc is pleased to announce the results of the recently completed soil sample grid at its 100% owned Navidad project. The soil grid covers an area of 4 x 1 kilometres, including the previously reported mineralized zones. Mineralization includes the Navidad Hill bonanza-grade feeder zone with 402 metres cumulative strike length averaging 6,537 grams per tonne "g/t" (191 ounces per ton "oz/t") silver, 3.5% copper, and 16.6% lead; and a large, bulk-tonnage replacement style silver-lead target with a 3.2 kilometre cumulative strike length averaging 158 g/t silver (4.61 oz/t) and 8.9% lead.

Outside of the previously reported Navidad Hill bonanza-grade zone (see attached map), soil sampling has identified a highly anomalous area of 1,200 metres by approximately 500 metres with values consistently greater than 2 g/t silver. These high silver values in soil samples correlate very well with anomalous copper (>50 ppm Cu) values and reflect the high silver-copper values in the bonanza-grade silver-copper-lead mineralization at Navidad Hill. These results indicate an excellent potential for the discovery of new zones of bonanza-grade silver mineralization similar to those previously reported.

Extending to the northeast and southwest from the 1,200 x 500 metre silver-copper anomaly, highly anomalous lead values, consistently greater than 500 ppm, occur naturally in soils and define a 4 kilometre long trend that correlates with, and potentially expands, the known replacement style silver-lead mineralization. Within this area of high lead values there are numerous additional soil samples with high silver and copper values, including values up to 531 g/t silver (15.61 oz/t) and 574 ppm copper.

The above soil samples were taken at 50 metre intervals along lines spaced 200 metres apart. IMA plans to increase the density and size of this soil grid in order to better define drill targets in combination with geological mapping, rock sampling, trenching, and geophysics.

IMA Exploration Inc. focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. The Company has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
---------------------------------------
Dr. Gerald G. Carlson, P.Eng., Chairman

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

     [PLEASE REFER TO OUR WEBSITE: www.imaexploration.com FOR OMITTED MAP]

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  Number 10 2003

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